Filed by Kinder Morgan, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company:  El Paso Corporation

Commission File No.:  001-14365

Kinder Morgan, Inc.

Employee Meeting

Held on October 17, 2011

Good morning!

Audience:  Good morning.

Well that’s pretty enthusiastic this morning and a pretty big crowd. We are being webcast, at least that’s what they tell me so this will be available to Kinder Morgan employees around the country.  Obviously,  I think all of you know the purpose of the meeting this morning. We did announce yesterday afternoon that we’re buying up all the stock of El Paso and that’s gonna have some pretty important ramifications just to kind of put it in perspective for you.  When we put these two companies together, we’ll be creating by far the largest midstream energy company in North America.  We’ll be the largest natural gas pipeline company by a long shot and you put it all together in total, we’ll have 80,000 miles of pipeline across the U.S. and Canada of which 67,000 will be natural gas.  By enterprise value, the combined entity, including the two MLPs, KMP and EPB, their MLP, we’ll have enterprise value and that’s just the amount of stock market value and debt of approximately $94 billion and that’ll make us the fourth largest energy company in North America behind Exxon, Chevron and Conoco.

So, this is a very big enterprise that we’ve created.  Particularly, there have got to be a few people in the room who go back 15 years, not many, but who remember when we started this company and we had about 175 employees and the total enterprise value was about $300 million.  So, we’ve come a long way since then, but I think more importantly for the future you could talk about size all you want, but I think the important thing is what’s our strategy, why did we do it and what’s the impact on all of you here today.

First of all, the reason that we did it is we believe that as you look forward over the next five, ten, fifteen years, natural gas is gonna play an absolutely critical role in this country.  It is the fossil fuel of choice and if you are intent on reducing carbon emissions, number one, or number two, if you’re intent on reducing our dependence on foreign oil, all that leads you down the path to use more natural gas.  It is the cleanest fossil fuel.  It’s cheap, it’s abundant, it’s domestic and natural gas alone is not gonna allow us to wean ourselves totally from foreign oil coming in, but to the extent that more of it is used both on power generation and increasingly in transportation, it will cut down on the amount of imports that we have to do.  So, it’s just a very positive thing from a long-term standpoint.

The other thing that’s important as we’ve talked so many times about natural gas, the whole production platform has just been stood on its ear by the shale plays.  So, today we conservatively believe we have something beyond 100 years of natural gas reserves in this country to last at least 100 years as the fuel of choice in America.  So, we have a really long-term opportunity here.  Now, where does that leave us?  We think if you put together the largest single platform of pipelines to move that natural gas around, that’s gonna lead to tremendous opportunities for years and years to come.  So, while it’s immediately accretive to the cash flow at KMI and KMP, longer term we thing it’s gonna allow us to grow even more rapidly particularly in terms of growth opportunities.  Now, we’ve always said size for size of sake doesn’t mean a lot but when you have that big footprint, you have the opportunity to expand that footprint through acquisitions, through extensions, through expansions of those pipelines and by putting these two companies together, we will serve just about every supply basin in North America, and we will connect virtually all the demand centers in North America.  And if you just put the map up there and we didn’t use a slide today, but if you put the map of the two companies together, which we’ve done on the website, you’ll see that we access just about every place.

We will now have in addition to our natural gas network that accesses all of Texas and all of the Rockies and east — as far as Ohio on Rex (?) and north as far as Chicago on NGPL.  In addition to all that, we will now have pipelines that go all the way to the tip of Florida through Florida Gas that’s owned by Citrus, 50 percent by El Paso, it goes all the way to Boston on the Tennessee Gas pipeline, it goes right through the midst of Marcellus, you know that’s the one shale play we haven’t had a role in is the Marcellus.  This will give us direct access to the Marcellus.  In conjunction with Rex, it will also give us access to the Utica — that’s the brand new shale play in Ohio because Tennessee goes right through that. We will have access to all the southeastern United States over to the Atlanta area through the old Sonat system now part of El Paso, which we don’t now have at Kinder Morgan.  Why is that important?  Because when you talk about converting coal plants to natural gas, most people believe and I do that it’s the southeast will lead that trend because they’re heavily coal reliant in Alabama and Georgia and South Carolina and a lot of those old plants will simply not be able to meet the new regs that come into effect in the next few years and a lot will be shut down and/or converted to natural gas.  So, that’s another great area for us.

In addition, of course, they have pipelines going to southern California — that’s the El Paso Natural Gas system — and then the Ruby Pipeline that goes into northern California.  So, it’s a great pipeline. We’re gonna put it together with ours. We think we will realize expensive savings, probably about $350 million a year in synergies and savings out of the combined enterprise.  It sounds like a lot, but it’s only about five percent of EBITDA.  If you go all the way back to when we merged with KN in ‘99, we took about — about 11 percent out of the combined cost of the company.  So, I think we will be able to achieve that. We’re gonna have a transition team — Steve Cain is gonna head it up from our standpoint. We will have people from El Paso on that team also and over the next couple of quarters, we estimate this will probably close in the second quarter of 2012.  So, over the next six or eight months, we’ll see how we put these two companies together as seamlessly as possible.

Now, I’ve talked all about pipelines, but obviously, El Paso has another big chunk of assets and that’s its E&P company.  They were planning on spinning that off and going to — were going to become a pure pipeline play like we are and we’re going to accelerate that.  Instead of spinning it off, we’re going to sell it to third parties.  We will try to do that very quickly and we hope to realize the benefit of that and the cash from that transaction by the time we close or shortly thereafter, and that’s a big part of our strategy and we’ll have full cooperation from El Paso and their senior management in getting ready to do that divesture and again, we hope we can do it approximately contemporaneously with the closing of the merger transaction.  We’ll be working on that with them and David Kinder will head up our efforts on this side. We’ll obviously have investment bankers involved, a lot of other people who will be frothing at the bit to get some fees out of this thing, I’m sure.  You know, that’s what they live for, but any rate, we’ll certainly negotiate those fees down as much as we can, but that’s kind of the game plan.

We’ll sell the E&P, then we’ll take these pipeline assets, which are such a great fit with us, and over a period it’ll probably take us three of four years, we will drop those down to

KMP and the EPB. We’ll now have two publicly traded MLPs that we will control or be the general partner of and we will drop those down. We will then finance them in the regular way we do drop downs, which is KMP.  We’ll continue to issue equity for 50 percent of the transaction and debt for 50 percent and in all likelihood, KMI, the ultimate parent company will take back some of that stock for its own account as part of the consideration, but the great bulk of it will be cash so that at the end of all this transition period, we will end up being just what we are today, which is a very pure GP.  At KMI, we will be receiving cash every quarter from KMP and the EPB and we will use that to pay it out as dividends to our shareholders and so far the market seems to like it pretty well.  KMI’s up a couple — two and a-half dollars this morning and KMP is up I think three dollars or so.  Now that’s all the whim of the market and it could change by noon or thereafter.  You know how the market is, but I think overall the response has been pretty positive.  So, that’s kind of the game plan of the whole thing and I think our strategy is very clear.  I think we’ve got a good game plan.  It really creates a company that’s never been done of this size in North America.  In fact, over the weekend, we were researching a lot of things — there’s Kim, she was leading this — and some of the bankers were saying, “Well, this is the largest pipeline company in the world.”  And I said, “Wait a minute.  What about that Russian company called Gazprom?  So, they ran that and Kim, I think they have 100,000 miles; is that right?  So, we are not as big as Mr. Putin’s Gazprom (laughter), but then we don’t break people’s kneecaps either (laughter).  We just have to rely on ordinary persuasion, you know (laughter).

So, at any rate, we think it’s a very exciting transaction. We think it’s gonna be very beneficial and now, that all sounds like apple pie and motherhood.  So, what does it mean for everybody in this room and everybody who’s listening in on the webcast?  You know I think with the exception of the natural gas pipeline group, everybody else — this obviously has nothing to do with the CO2 operations, the Products Pipelines or the Terminals group. Clearly, we’re gonna be melding these two natural gas pipeline groups together and clearly, we’re gonna be combining the corporate areas.  We will have — we’re gonna expand the board from 13 people at KMI — from 13 to 15 and El Paso will name two members to that board. We don’t know who they will be yet.  It’ll be their choice as to who they are.  They’ve been very cooperative.  I think they’re very enthusiastic about this — this deal.  The Kinder Morgan office of the chairman, senior management will remain the same and we’ll continue to look for good people on all these pipeline assets at El Paso to work with us maximizing the value of everything concerned, but as I said, Steve Cain’s gonna head this group up with assistance obviously from Martin and the whole team of the Natural Gas Pipeline’s group and a lot of people at corporate to make sure we’re getting all the efficiencies we can out of the system.  So, I think it’s really a win-win for Kinder Morgan and I know one question that comes up:  Well, they’ve got this big building over there. Where will we end up?  Well, the only thing I can tell you for certain is our headquarters will remain in downtown Houston (laughter).  So, we’ll just look at that.  It’s a big building and they own it outright.  We will now own it.  So, we’ll just look at what makes the most sense to put where, but certainly, I don’t think we’ll be discombobulating at all to anybody in terms of locates of office.

So, that’s what it is. We think it’s a great deal. We’re very enthusiastic about it and I think the deeper we get into it, the more positives we will find.  You know, I think our track record the last 15 years has been that this is right down the sweet spot for us. When we find a huge package of assets like this, generally speaking, we’re able to take those assets, dispose of what doesn’t fit the Kinder Morgan model in pretty quick fashion, and in this case, that’s the E&P assets over there and then meld in the assets that do fit our platform, run ‘em a little more efficiently and bring savings to the bottom line and very importantly, and I saw this in one of the quotes this morning in one of the papers that we will bring one stop shopping really to natural gas producers around the country.  One of the natural gas producer — gas producer CEO’s was quoted as saying that “There’s never been any asset base assembled like this and when you want to move gas in North America, you’ll go to Kinder Morgan when this is completed.”  And that’s, of course, what we hope to be able to do.

So, with that, Mark, Steve, anything else before we take questions?  Okay, we’ll take any questions that you may have and try to answer.

Question/Answer Segment

[Note audience not miked]

Question 1

Yes, sir, Buzz.

Buzz, regulatory hurdle’s getting there.  We clearly will have to pass antitrust review with the Federal Trade Commission.  One of the beauties of this combination as I kind of described it to you is that we don’t have a lot of overlap between our systems and their systems. The one area where we do have some overlap is in the Rockies, where we have a number of pipelines, they have a number of pipelines and we’ll just have to work with the regulators to see what we need to do in that respect, but we don’t anticipate it’ll be any barrier to getting the transaction closed and we’ll just work with the regulators to get that done over a period of the next several months.  Really doesn’t need much else in the way of approvals other than the approvals both KMI and El Paso boards, of course.  I’m sorry, shareholders’ boards have already approved.  Good, correct.

Question 2

By any reason, I guess another question would be: For any reason somebody tops us, comes in and offers more and El Paso would decide to go with them and they have a fiduciary duty to listen to the other offers, they also have a duty in the merger agreement not to shop it — not to go out and solicit anybody else to come in, but if somebody did come in and top us, we have a breakup fee of $650 million.  So, we wouldn’t go home empty handed.  But that’s not the reason we’re doing the deal (laughter). We believe this just has tremendous strategic value and you know, by way of indication how positive it is, you know, at the KMI level, right now we’re paying out 30 cents a quarter in dividends or $1.20 per year.  Now, that’s up a little bit from where we thought we’d be in February. We said then we could pay out about a $1.16 a year.

Now, remember, we have 707 million shares outstanding at KMI. So, when we talked about paying out a $1.16 per year, which is 29 cents a quarter, that amounted to about $820 million. We’ve already raised that and said we now think we’ll pay out this year about $1.18 and that’s about $835 million and that’s what we expect to produce or maybe a little bit north of that this year at KMI.  So, we’re already beating our targets.  Now we said in our press release yesterday that as a result of our own growth and bringing these new El Paso assets in, on a pro forma basis if we were to close this on January 1st, we’d take that distribution or that dividend up to a dollar (audio skipped).

So, it’s a very nice increase from the $1.20 level where we are today and more importantly, we’ve said that we would grow, we would up our long-term dividend growth rate at KMI from 10 percent per year today to 12½ percent and then at KMP, we’ve said we could grow there at 5 percent a year.  We now think we can grow at 7 percent a year.  That’s how powerful adding all these assets is and putting them into the Kinder Morgan family of companies.  And we’ve said we’ll continue to grow the El Paso pipeline MLP also. So, I think it’s a win-win.  Lot of people say that but I really believe in this case, really is a win-win for everybody both the El Paso shareholders who are getting a nice payment upfront. They’re getting about 60 percent cash, about 40 percent Kinder Morgan, KMI stock, and so we think it’s a winner for everybody concerned.

Other questions?

Question 3

Yeah, Joe.

How the deal came about.  Well, I guess we’ll be describing a lot more detail in the proxy statement that’s required to be filed in a couple of weeks, but basically I went over that cliché — we did a lot of preliminary work, Park Shaffer led the team doing all this, but a lot of help from the rest of the finance group and we got some investment bankers involved.  We took a long, hard look, spent a lot of time over the summer looking at it and then actually right at the end of August, I walked over to El Paso and sat down with Doug Foshee, their CEO, and made an offer to him to combine the two companies.  In true form, we negotiated back and forth for about seven weeks and yesterday both boards approved it.  So, we initiated it and just because we thought it would make a great combination to put these two companies together and it really is transformational I think.

So, while I think some of the hyperbole in the papers this morning was a little overdrawn, I do think that it is a great mark of confidence in the midstream infrastructure business in this country and in the future of natural gas, which again I think is just extremely important in this country and I think you’re gonna see increasing efforts to move in that direction.  You know, I’ve relayed before I think in employee meetings.  I’ve met with the Secretary of Energy and met with the President over the last couple of years and I was astounded at the beginning of how little consideration they gave to natural gas as a real game changer, but as time goes on, I think they’ve become — they’re not all the way in any fossil fuel camp and they still like bicycles and wind — wind turbines and solar panels.  You know, they loaned a lot of money for solar panels

(laughter).  They still like that, but I think they’re increasingly realizing that in the real world that the rest of us live in, you know, natural gas is really important.  Other people other than I have summed it up is it’s cheap, abundant, and domestic and that’s really three important characteristics.

So, this is a huge bet on natural gas, but not a bet on natural gas prices.  It’s a bet, again, like everything else we do, it’s just a toll road.  It’s a bet that there’ll be a lot of natural gas moving down the pipeline network over the next 10, 15, 20 years and that we’ll be able to take this footprint and continue to grow it.

Other questions?

Question 4

Yes, ma’am.

Compare and contrast the cultures of the two organizations.

I think El Paso’s a very good company and they’ve come a long way in the last few years and Doug Fochee’s done a great job.  You know they were on the kind of — and they would be the first to say this — kind of on the ropes earlier in the decade and I think they’ve come a long way back and I think we’ll be able to meld them into the Kinder Morgan culture very successfully. We’re gonna have an employee meeting with them in about an hour.  So … what else?

Question 5

Yes, ma’am.

The question is:  Since pipelines are our core business, do we intend to spin off non-core business like the terminal’s business.

Let me tell you, our core business at Kinder Morgan are our pipelines, our CO2 operations and our terminal business. We’re gonna keep ‘em all.  No plans whatsoever.  In fact, I would say that — I would say that the terminal’s business is enormously successful.  We’re just continuing.  In fact, the board, we went ahead and had a board meeting on Sunday and the board approved really another $200 million plus — almost $250 million on improvements to terminals for export coal capacity.  So, they are definitely not an unwanted stepchild.

Conclusion

All right, what else is on your mind?

All right, well look, I’ll just close by saying this. I missed one thing here I wanted to mention.  We certainly couldn’t have got to where we are today without all of you and the reason that we have the strength to be able to go out and make a $38 billion acquisition is because of what our 8,000 employees have done.

(Applause)

So, I just want to thank all of you.  Have a great day and I think we’re gonna have some exciting months and years ahead of us. Thank you.

(Meeting Concludes, 22:22)

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Kinder Morgan, Inc. (“KMI”) plans to file with the SEC a Registration Statement on Form S-4 in connection with the proposed transaction, and KMI and El Paso Corporation (“EP”) plan to file with the SEC and mail to their respective stockholders a Joint Proxy/Information Statement/Prospectus in connection with the proposed transaction. THE REGISTRATION STATEMENT AND THE JOINT PROXY/INFORMATION STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT KMI, EP, THE PROPOSED TRANSACTION AND RELATED MATTERS.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY/INFORMATION STATEMENT/PROSPECTUS CAREFULLY WHEN THEY BECOME AVAILABLE.  Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy/Information Statement/Prospectus and other documents filed with the SEC by KMI and EP through the web site maintained by the SEC at www.sec.gov.  In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy/Information Statement/Prospectus by phone, e-mail or written request by contacting the investor relations department of KMI or EP at the following:

	Kinder Morgan, Inc.	El Paso Corporation
Address:	500 Dallas Street, Suite 1000	1001 Louisiana Street
	Houston, Texas 77002	Houston, Texas 77002
	Attention: Investor Relations	Attention: Investor Relations
Phone:	(713) 369-9490	(713) 420-5855
E-mail:	kmp_ir@kindermorgan.com	investorrelations@elpaso.com

PARTICIPANTS IN THE SOLICITATION

KMI and EP, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions contemplated by the merger agreement.  Information regarding KMI’s directors and executive officers is contained in KMI’s Form 10-K for the year ended December 31, 2010, which has been filed with the SEC.  Information regarding EP’s directors and executive officers is contained in EP’s Form 10-K for the year ended December 31, 2010 and its proxy statement dated March 29, 2011, which are filed with the SEC.  A more complete description will be available in the Registration Statement and the Joint Proxy/Information Statement/Prospectus.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this document regarding the proposed transaction between KMI and EP, the expected timetable for completing the proposed transaction, future financial and operating results, benefits and synergies of the proposed transaction, future opportunities for the combined company, the sale of EP’s exploration and production assets, the possible drop-down of assets and any other statements about KMI or EP managements’ future expectations, beliefs, goals, plans or prospects constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward looking statements.  There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including: the ability to consummate the proposed transaction; the ability to obtain the requisite regulatory, shareholder approvals and the satisfaction of other conditions to consummation of the transaction; the possibility that financing might not be available on the terms committed; the ability to consummate contemplated asset sales; the ability of KMI to successfully integrate EP’s operations and employees; the ability to realize anticipated synergies and cost savings; the potential impact of announcement of the transaction or consummation of the transaction on relationships, including with employees, suppliers, customers and competitors; the ability to achieve revenue growth; national, international, regional and local economic, competitive and regulatory conditions and developments; technological developments; capital and credit markets conditions; inflation rates; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather conditions; environmental conditions; business and regulatory or legal decisions; the pace of deregulation of retail natural gas and electricity and certain agricultural products; the timing and success of business development efforts; terrorism; and the other factors described in KMI’s and EP’s Annual Reports on Form 10 K for the year ended December 31, 2010 and their most recent quarterly reports filed with the SEC.  KMI and EP disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this document.